Exhibit 21

Unico American Corporation
Listing of 100% owned Subsidiaries of the Registrant- -
All Domiciled in California
December 31, 2021

Company
Crusader Insurance Company
American Acceptance Corporation
American Insurance Brokers, Inc.
Bedford Insurance Services, Inc.
General Coverage Corporation (Inactive)
National Coverage Corporation (Inactive)
National Insurance Brokers, Inc (Inactive).
The Insurance Club, Inc.
U.S. Risk Managers, Inc.
Unifax Insurance Systems, Inc.